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Ghosted Concepts

Takeout Restaurant

14650 Washington St.
Haymarket, VA 20169
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Early Investor Bonus: The investment multiple is increased to 1.5× for the next $10,000 invested.
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THE PITCH
Ghosted Concepts is seeking investment to purchase new equipment and upgrading our current location.
Renovating LocationExpanding Location
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OUR MISSION

To become the most loved takeout brand in America.

Offer the highest quality food possible.
Offer the best value for the price.
Treat each individual customer as if they are a guest in our own home.
To utilize 3rd party to its fulliest potenial to maximize exposer to new guest.
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OUR STORY

We started in the fall of 2020 doing events at wineries and breweries under a tent with just our family. By that winter we were working out of a commercial kitchen as a fully virtual restaurant. We quickly expanded and now own an additional business, Cookies & Cream.

February of 2021 we launched our Nashville hot chicken which quickly put us on the map.
Spring of 2022 a new neighboring brewery (Trouvaille Brewing Company) asked us to start selling food in their location.
July of 2022 we purchased a neighboring ice cream shop and moved our operations there.
September of 2022 we won Best Takeout/Delivery in our county and were featured in a local magazine which brought us even more new customers.
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2020
Founded
3,300
Social Media Followers
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THE TEAM
Carmen Sabia
Owner/Operator and CEO

Chef Carmen has worked in the restaurant industry for 31 years. He started as a line cook at Chuck e Cheese as a teenager and has worked every position possible; from dishwasher to area supervisor. He's worked for several highly successful corporate chain restaurants such as Outback, Sonic, and P.F.Chang's. In 2017 he noticed that take-out sales were trending up as dine-in sales began to trend down and knew that take-out if the future for restaurants. He has taken all he learned from working in the corporate world to create our own successful business that focuses solely on giving the best quality flavorful food and customer service to our customers. He has built Ghosted Concepts from the ground up.

Stephanie Sabia
Owner/President

Stephanie has been helping Chef Carmen run the business behind the scenes from the start. She has over a decade of experience in customer service which makes her ideal for handling hiring, on boarding, scheduling, setting up catering orders, running social media, and all customer communications with the business. In addition, you will find her smiling face behind the cash register in their Cookies & Cream Ice Cream Shop four days a week.

Ben Zweig
Sous Chef

Ben has been with us since June of 2023 and has been a true asset to our team. He had no prior experience in the restaurant business but Chef Carmen saw something in him during his interview and took a chance. Ben has caught on quickly and quickly moved up the ranks to earn the title of Sous Chef within just a few months of being hired. He is Chef Carmen's right hand man and handles the majority of the cooking when he is on shift.

Isabella Sabia
Shift Leader

Isabella is the second oldest daughter of Chef Carmen and Stephanie and has been helping Chef run the business since day one. She has great leadership skills which earned her the title of Shift Leader in the Fall of 2023. No nepotism here! She has earned the respect of her colleagues and helps with running shifts and training. She has great customer service skills; you will often find her behind the register. She has an uncanny ability to anticipate the needs of the business without having to be told and has helped grow Ghosted Concepts into what it is today.

Grace Dudas
Shift Leader

Grace has been with us for two years; she joined our team in February of 2022. Before joining our team she had a little over a years experience in the restaurant industry. She started with us a bagger and food runner and quickly advanced to the title of Shift Leader that summer. Grace helps with running shifts and training. She is a key player in our business, mostly working in the kitchen doing prep, and dressing and bagging orders. She is an incredibly quick learner and is self motivated, noticing what needs to be done and when someone may next an extra hand without having to be asked.

Sam Sabia
Crew Leader

Sam is the oldest daughter of Chef Carmen and Stephanie and has helped with the business since day one. Along the way she has held many unofficial roles starting with cashier and order taking to training and showing great leadership with her colleagues. She is a seasonal employee working the winter and summer breaks when she is home from college.

Corynne Dunaway
Crew Leader

Corynne joined our team in May of 2023. She has several years of experience in the hospitality industry before joining us which means she needed very little training before she was off and running. She works mostly in our kitchen doing prep, dressing and bagging orders, and helping our team members working her shifts. She is a seasonal employee working the winter and summer breaks when she is home from college.

Ana Jimenez
Crew Leader

Ana joined our team in September of 2023 and has quickly worked her way up the ranks. With her attention to detail, quick learning skills, and motivation she has proven herself to be a key employee. Before joining our team Ana worked concessions at a local baseball field.

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THE COMPETITION

We are strictly takeout and can focus solely on those sales. Where other restaurants have a dining room which can delay ticket times and the quality of the final product.

We give you the gift of time, you place your order online, pick the time you'd like to pick it up and it's ready for you. No waiting in a drive thru.
You can get your chicken sandwich fix every day of the week.
We have dishes to fit everyone's craving.
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BUSINESS MODEL

We are a takeout restaurant that offer a wide variety of foods. Online food ordering has increased 300% over dine-in since 2014 and now accounts for 40% of restaurant sales.

We cut 40% cost versus a traditional dine-in restaurant by eliminating the front of the house.
We need less staff to produce more food. Our staff is highly productive and spends 100% of their time focusing on producing great food.
Our long term build out cost is less. For any new locations all we need is a kitchen instead a full service restaurant space.
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This is a preview. It will become public when you start accepting investment.
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PRESS
Haymarket Gainesville Lifestyle Magazine September 2023

Read Haymarket Gainesville Lifestyle Magazine September 2023 by Warrenton Lifestyle Magazine on Issuu and browse thousands of other publications on...

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2020
Founded
18
Employees
$24
Average Ticket Size
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Q&A
What's the most interesting thing you've learned about your industry since you got started?

Those who are willing to pivot how they run their restaurant are those that last the longest.

What is your background? How did you get into the industry?

Chef Carmen has worked in the restaurant industry for 31 years. He started as a line cook at Chuck e Cheese as a teenager and has worked every postition possible; from diswasher to area suppervisor. He's worked for several highly sucessful corporate chain restaurants such as Outback, Sonic, and P.F.Chang's. In 2017 he noticed that take-out sales were trending up as dine-in sales began to trend down and knew that take-out if the future for restaurants. He has taken all he learned from working in the corporate world to create our own successful business that focuses solely on giving the best quality flavorful food and customer service to our customers.

What's the most interesting thing you've learned about your industry since you got started?

Those who are willing to pivot how they run their restaurant are those that last the longest.

What is your background? How did you get into the industry?

Chef Carmen has worked in the restaurant industry for 31 years. He started as a line cook at Chuck e Cheese as a teenager and has worked every postition possible; from diswasher to area suppervisor. He's worked for several highly sucessful corporate chain restaurants such as Outback, Sonic, and P.F.Chang's. In 2017 he noticed that take-out sales were trending up as dine-in sales began to trend down and knew that take-out if the future for restaurants. He has taken all he learned from working in the corporate world to create our own successful business that focuses solely on giving the best quality flavorful food and customer service to our customers.

What's the most interesting thing you've learned about your industry since you got started?

Those who are willing to pivot how they run their restaurant are those that last the longest.

What is your background? How did you get into the industry?

Chef Carmen has worked in the restaurant industry for 31 years. He started as a line cook at Chuck e Cheese as a teenager and has worked every postition possible; from diswasher to area suppervisor. He's worked for several highly sucessful corporate chain restaurants such as Outback, Sonic, and P.F.Chang's. In 2017 he noticed that take-out sales were trending up as dine-in sales began to trend down and knew that take-out if the future for restaurants. He has taken all he learned from working in the corporate world to create our own successful business that focuses solely on giving the best quality flavorful food and customer service to our customers.

This is a preview. It will become public when you start accepting investment.
This is a preview. It will become public when you start accepting investment.
Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Kitchen Upgrade $45,000
Equipment $20,000
Marketing/Advertsing $4,937
Mainvest Compensation $5,063
Total $75,000
Financial Forecasts
Year 1 Year 2 Year 3 Year 4 Year 5
Gross Sales $804,931 $1,006,164 $1,257,706 $1,572,132 $1,965,165
Cost of Goods Sold $330,022 $412,527 $515,659 $644,574 $805,718
Gross Profit $474,909 $593,637 $742,047 $927,558 $1,159,447

EXPENSES

Accounting $6,680 $8,351 $10,439 $13,049 $16,311
Auto Mileage Expense $9,498 $11,873 $14,841 $18,551 $23,189
Business Licenses and Permits $1,287 $1,610 $2,012 $2,515 $3,144
Cell & Internet Expense $5,000 $5,000 $5,000 $5,000 $5,000
Charitable Contribution $3,542 $4,427 $5,534 $6,917 $8,647
Dues & Subscriptions $1,000 $1,000 $1,000 $1,000 $1,000
Equipment Expense $500 $650 $800 $950 $1,100
Gift Given $200 $200 $200 $200 $200
Insurance Expense $5,071 $6,339 $7,924 $9,904 $12,381
Interest Expense $5,700 $4,700 $3,700 $2,700 $1,700
Meals Expense $6,000 $6,000 $6,000 $6,000 $6,000
Office Supplies $200 $200 $200 $200 $200
Total Payroll Expenses $248,724 $310,905 $388,631 $485,789 $607,236
Postage and Delivery $100 $100 $100 $100 $100
Propane Expense $1,000 $1,400 $1,800 $2,400 $2,800
Rent $31,905 $56,454 $58,148 $59,892 $61,689
Repairs and Maintenance $8,049 $10,062 $12,577 $15,721 $19,652
Shop Expense $100 $150 $200 $250 $300
Tax expense $1,690 $2,113 $2,641 $3,301 $4,127
Tolls Expense $420 $440 $480 $520 $550
Travel Expense $300 $300 $300 $300 $300
Truck Expense (Insurance) $1,800 $2,040 $2,264 $2,513 $2,790
Truck Expense - Other $3,600 $4,800 $6,000 $7,200 $8,400
Uniforms $1,126 $1,409 $1,761 $2,201 $2,751
Utilities $14,166 $17,709 $22,136 $27,670 $34,587
Website expenses $800 $900 $1,000 $1,100 $1,200
Advertising and Promotion $4,266 $5,333 $6,666 $8,332 $10,415
Operating Profit $112,185 $129,172 $179,693 $243,283 $323,678
This information is provided by Ghosted Concepts. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.
Documents
Investor Agreement
2021 Balance Sheet
2021 Income Statement
2022 Balance Sheet
2022 Income Statement
Investment Round Status
Target Raise $75,000
Maximum Raise $124,000
Amount Invested $0
Investors 0
Investment Round Ends April 19th, 2024
Summary of Terms
Legal Business Name Phoenix Hospitality L.L.C.

Investment Structure Revenue Sharing Note
Early Investor Bonus
Investment multiple for the first $10,000 invested
1.5×
Investment Multiple 1.4×
Business's Revenue Share 1.4%-2.3%
Minimum Investment Amount $100
Repayment Schedule Quarterly
Securitization None
Maturity Date December 31st, 2031
Financial Condition
Historical milestones

Phoenix Hospitality L.L.C. DBA Ghosted Concepts has been operating since Jan, 2020 and has since achieved the following milestones:

Opened location in Haymarket, VA

Achieved revenue of $37,853.97 in 2020, which then grew to $415,462.80 in 2022.

Had Cost of Goods Sold (COGS) of $98,591.18, which represented gross profit margin of 54.5% in 2021. COGS were then $183,781.99 the following year, which implied gross profit margin of 55.8%.

Achieved profit of -$3,946.11 in 2020, which then grew to $22,751.64 in 2021.

Historical financial performance is not necessarily predictive of future performance.

Forecasted milestones

Phoenix Hospitality L.L.C. DBA Ghosted Concepts forecasts the following milestones:

Secure an additional lease in the Northern VA area by January, 2025.

Open another day part (lunch) to generate more sales in March, 2024.

Achieve $1,000,000 revenue per year by 2026.

Achieve $150,000 profit per year by 2026.

Subsequent events to historical financials

Since the latest available financial statements of Phoenix Hospitality L.L.C. DBA Ghosted Concepts, we have had the following material changes and trends:

Took out a loan for 20,455.35 to purchase Truck for the business

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Phoenix Hospitality L.L.C. DBA Ghosted Concepts to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

Phoenix Hospitality L.L.C. DBA Ghosted Concepts operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Phoenix Hospitality L.L.C. DBA Ghosted Concepts competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Phoenix Hospitality L.L.C. DBA Ghosted Concepts's core business or the inability to compete successfully against the with other competitors could negatively affect Phoenix Hospitality L.L.C. DBA Ghosted Concepts's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Phoenix Hospitality L.L.C. DBA Ghosted Concepts's management or vote on and/or influence any managerial decisions regarding Phoenix Hospitality L.L.C. DBA Ghosted Concepts. Furthermore, if the founders or other key personnel of Phoenix Hospitality L.L.C. DBA Ghosted Concepts were to leave Phoenix Hospitality L.L.C. DBA Ghosted Concepts or become unable to work, Phoenix Hospitality L.L.C. DBA Ghosted Concepts (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Phoenix Hospitality L.L.C. DBA Ghosted Concepts and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Phoenix Hospitality L.L.C. DBA Ghosted Concepts is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Phoenix Hospitality L.L.C. DBA Ghosted Concepts might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Phoenix Hospitality L.L.C. DBA Ghosted Concepts is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Phoenix Hospitality L.L.C. DBA Ghosted Concepts

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Phoenix Hospitality L.L.C. DBA Ghosted Concepts's financial performance or ability to continue to operate. In the event Phoenix Hospitality L.L.C. DBA Ghosted Concepts ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Phoenix Hospitality L.L.C. DBA Ghosted Concepts nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Phoenix Hospitality L.L.C. DBA Ghosted Concepts will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Phoenix

Hospitality L.L.C. DBA Ghosted Concepts is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Phoenix Hospitality L.L.C. DBA Ghosted Concepts will carry some insurance, Phoenix Hospitality L.L.C. DBA Ghosted Concepts may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Phoenix Hospitality L.L.C. DBA Ghosted Concepts could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Phoenix Hospitality L.L.C. DBA Ghosted Concepts's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Phoenix Hospitality L.L.C. DBA Ghosted Concepts's management will coincide: you both want Phoenix Hospitality L.L.C. DBA Ghosted Concepts to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Phoenix Hospitality L.L.C. DBA Ghosted Concepts to act conservative to make sure they are best equipped to repay the Note obligations, while Phoenix Hospitality L.L.C. DBA Ghosted Concepts might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Phoenix Hospitality L.L.C. DBA Ghosted Concepts needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Phoenix Hospitality L.L.C. DBA Ghosted Concepts or management), which is responsible for monitoring Phoenix Hospitality L.L.C. DBA Ghosted Concepts's compliance with the law. Phoenix Hospitality L.L.C. DBA Ghosted Concepts will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Phoenix Hospitality L.L.C. DBA Ghosted Concepts is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Phoenix Hospitality L.L.C. DBA Ghosted Concepts fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Phoenix Hospitality L.L.C. DBA Ghosted Concepts, and the revenue of Phoenix Hospitality L.L.C. DBA Ghosted Concepts can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Phoenix Hospitality L.L.C. DBA Ghosted Concepts to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

This information is provided by Ghosted Concepts. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website. This is a preview. It will become public when you start accepting investment.
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